Exhibit 2.1    Agreement of Sale dated March 12, 2010, by and among Global Dynamics Corp and Darren A. Krantz

AGREEMENT OF SALE

AGREEMENT OF SALE, made as of March 12, 2010, between Darren A. Krantz, having an address at 10 Grand Blvd., Deer Park, NY 11729 (“Seller” or “CPS”), and Global Dynamics Corp., a Delaware corporation, having an address at c/o Margalit Yosef, 43 Hakablan Street, Jerusalem, Israel 93874 (“Purchaser” or “Global”).

WITNESSETH:

WHEREAS, Purchaser desires to acquire, and Seller desires to sell, the membership interests of Consumer Product Services, LLC, upon the terms and conditions hereinafter set forth.

NOW, THEREFORE, in consideration of the covenants and agreements hereafter set forth, and other valuable consideration, the receipt and sufficiency of which hereby are acknowledged, the parties hereto agree as follows:

1.  Agreement to Sell.  Seller agrees to sell, transfer and deliver to Purchaser, and Purchaser agrees to purchase, upon the terms and conditions hereinafter set forth, all of the membership interests (the “Membership Interests”) of Consumer Product Services, LLC, a limited liability company organized under the laws of New York (the “Company”).

2.  The Assets of the Company.  It is the understanding of the parties that the Company is the owner of the following assets (the “Assets”):

(a) the inventory of merchandise, finished goods, raw materials, work-in-progress, packaging, parts and supplies of the business (the “Merchandise”);

(b) the machinery and equipment described in Exhibit A-1 hereto (the “Equipment”);

(c)  the vehicles described in Exhibit A-2 hereto (the “Vehicles”);

(d)  the furniture, fixtures and improvements described in Exhibit A-3 hereto (the “Improvements”);

(e)  the leases described in Exhibit A-4 hereto (the “Leases”);

(f)  the accounts receivable of the business outstanding on the closing date (the “Accounts Receivable”);

(g) the contracts and agreement described in Exhibit A-5 hereto (the “Contracts”);

(h)  the books and records of the business;

(i)  all right, title and interest of Seller in the name Consumer Product Services, LLC and any variants thereof (the “Name”); and

(j)  the goodwill of the business (the “Goodwill”).

3.  Purchase Price.  The purchase price to be paid by Purchaser is the issuance by GLOBAL to the members of CPS, as designated by the members, of a total of TWENTY-SEVEN MILLION TWO THOUSAND SEVEN HUNDRED (27,002,700) shares of common stock of the Purchaser (GLOBAL common stock).  This amount will be equal to sixty (60%) percent of the total issued and outstanding shares of common stock, after effectiveness of a reverse split of the common shares of common stock GLOBAL, which is to be done at a ratio of 11.11 to 1, which shall result in a total of FORTY-FIVE MILLION FOUR THOUSAND FIVE HUNDRED (45,004,500) shares of GLOBAL Common Stock being issued and outstanding at the conclusion of the transaction and acquisition of CPS by GLOBAL.  In addition, GLOBAL shall amend its Certificate of Incorporation to amend the name to reflect the acquisition of CPS, and shall amend its Certificate of Incorporation to authorize up to ten million (10,000,000) shares of preferred stock of GLOBAL.

4.  Conditions to Closing.  GLOBAL will raise no less than three million ($3,000,000) dollars in a Rule 506 offering, or some other raise, to accredited investors by selling shares of GLOBAL common stock (after the 11.11 for 1 reverse split) or some other offering type, basing the total valuation of the closed transaction at a value of twelve million ($12,000,000) dollars.

The actual number of shares to be issued for all of the outstanding membership interests of CPS will be such amount that will equal sixty (60%) percent of the shares issued and outstanding after the completion of this transaction assuming all three million ($3,000,000) dollars is raised.

It is agreed by the parties that an escrow account shall be established.  Said escrow shall be for twenty-five (25%) percent of the issued and outstanding shares of common stock (the “Escrow”).  Said Escrow shall be held by escrow agent, Law Office of Michael S. Krome, Esq., pursuant to a separate written agreement, to be sold for the raising of the funds with the proceeds thereof remitted to the company.  TEN (10%) of the issued and outstanding shares of common stock shall be issued to the Keystone Capital Resources LLC group.  An additional five (5%) percent shall be held in Escrow and will be issued upon the completion of the capital raise of three million ($3,000,000) dollars.  In the event of a shortfall in the raise of capital of less than three million ($3,000,000) dollars, the additional five (5%) percent will not be delivered to Keystone Capital Resources LLC group and will be returned to the new management of the Company.

Subject to verification during the audit of CPS, the amount of monies due to Darren A. Krantz, expected to be approximately ONE MILLION DOLLARS ($1,000,000), shall be converted into a preferred series of stock of GLOBAL.  Said preferred stock, shall be designated and issued by the Board of Directors at the closing of the transaction to be redeemable and pay an interest rate of 5%.  This preferred stock shall be redeemable at the option of the successor corporation at 25% per year for cash, including interest, or convertible into shares of common stock of Global.  The preferred shares shall also carry a super-voting right of 100 to 1 per share of the Global Common Stock.

At the closing, the current shareholders of GLOBAL who own 300,000,000 shares, which represents 60% of the total issued and outstanding shares of common stock Global will be tendered for cancellation as consideration for the transfer to them of all rights to the patent and related technology owned by GLOBAL.  This will be completed as part of the acquisition of the ownership interest of CPS.

At the Closing, the present GLOBAL officers and directors shall deliver their respective letters of resignation, along with minutes of the GLOBAL Board of Directors accepting such resignations and appointing Darren A. Krantz, Kevin O’Boyle, and Rick Hamilton to the GLOBAL Board of Directors and naming Darren A. Krantz as Chairman and CEO of Global.

Upon Closing, the Board of Directors shall adopt a Performance Bonus Compensation Plan (“Bonus Plan”) for the new Management of GLOBAL.  The Bonus Plan shall provide as follows:

a)
After the first four (4) fiscal quarters after the closing and funding of GLOBAL, if the gross revenue reaches a level of a minimum of fifteen million ($15,000,000) and with an EBITDA of eight (8%) percent, the new Management shall be issued additional shares of common stock equal to ten (10%) percent of the total issued and outstanding GLOBAL Common Stock at the date of award;

b)
After the next four (4) fiscal quarters (or eight fiscal quarters) after the closing and funding of GLOBAL, if the gross revenue reaches a level of a minimum of twenty-two million ($22,000,000) dollars, and with an EBITDA of eight (8%) percent, the new Management shall be issued additional shares of common stock equal to ten (10%) percent (thus, totaling twenty (20%) percent) of the total issued and outstanding GLOBAL Common Stock at the date of award;

c)
After the next four (4) fiscal quarters (or twelve fiscal quarters) after the closing and funding of GLOBAL, if the gross revenue reaches a level of a minimum of thirty million ($30,000,000) dollars, and with an EBITDA of eight (8%) percent, the management shall be issued additional shares of common stock equal to ten (10%) percent (thus, totaling thirty (30%) percent) of the total issued and outstanding GLOBAL Common Stock at the date of award;

For the purposes of the Bonus Plan, the gross revenue used above shall have a margin of error of twenty (20%) percent of the stated amount to qualify for the Bonus Plan.  In addition, an increase of the percentage of EBITDA can be used to offset lower gross revenue at 1% per $500,000 of revenue.

5.  The Closing.  The “closing” means the settlement of the obligations of Seller and Purchaser to each other under this agreement, including the payment of the purchase price to Seller as provided in Article 1 hereof and the delivery of the closing documents provided for in Article 6 hereof.  The closing shall be held at the offices of Consumer Products Services, LLC, 10 Grand Blvd., Deer Park, NY  11729 on or about March 12, 2010 (the “closing date”).

6.  Closing Documents.  At the closing Seller shall execute and deliver to Purchaser:

(a)  an Assignment of the Membership Interests;

(b)  the Operating Agreement or other organizational documents of the Company, the Leases; any bills, vouchers, records showing the ownership of the furniture, furnishings, equipment, other property used in the operation of the Company; and all other books of account, records and contracts of the Company; and

(c)  such other instruments as may be necessary or proper to transfer to Purchaser all other ownership interests in the Company to be transferred under this Agreement.

7.  Representations and Warranties of Seller.  Seller represents and warrants to Purchaser as follows:

(a)  Seller has full power and authority to carry out and perform his undertakings and obligations as provided herein.

(b)  No action, approval, consent or authorization of any governmental authority is necessary for Seller to consummate the transactions contemplated hereby.

(c)  The Company is a limited liability company duly organized on March 26,  2002, under the laws of the State of New York, and the Company is validly existing and has not been dissolved.

(d)  Seller is the owner of the Membership Interests, and the Membership Interests are all of the issued and outstanding shares of stock of the Company.  All of the Membership Interests are fully paid and non-assessable, have not been assigned, pledged or hypothecated, and are free of all liens, claims and encumbrances.

(e)  The Company is the owner of all of the Assets enumerated in Article 2 hereof, free of all liens, claims and encumbrances, except as may be set forth herein.

(f)  There are no violations of any law or governmental rule or regulation pending against Seller, the Membership Interests or the Company.

(g)  There are no judgments, liens, suits, actions or proceedings pending against Seller, the Membership Interests or the Company that have not otherwise been disclosed.

(h)
The Company has not entered into, and is not subject to, any:  (i) written contract or agreement for the employment of any employee of the business; (ii) contract with any labor union or guild; (iii) pension, profit-sharing, retirement, bonus, insurance, or similar plan with respect to any employee of the business; or

(iv) similar contract or agreement affecting or relating to the Company.

(i)  The Leases are in full force and effect and without any default by the Company thereunder.  All copies of the Leases provided by Seller to Purchaser are true and complete copies of the original Leases.

(j)  The Contracts are in full force and effect and without any default by the Company thereunder.  All copies of the Contracts provided by Seller to Purchaser are true and complete copies of the original Contracts.

(k)  The Company has filed each tax return, including without limitation all income, excise, property, gain, sales, franchise and license tax returns, required to be filed by the Company prior to the date hereof.  Each such return is true, complete and correct, and the Company has paid all taxes, assessments and charges of any governmental authority required to be paid by it and has created reserves or made provision for all taxes accrued but not yet payable.  No government is now asserting, or to Seller's knowledge threatening to assert, any deficiency or assessment for additional taxes or any interest, penalties or fines with respect to the Company.

(l)  The financial statements, balance sheets and other information pertaining to the Company set forth in Exhibit B hereto are true, correct and complete as of the dates and for the periods set forth therein; have been prepared in accordance with generally accepted accounting principles consistently applied; and fairly represent the financial position of the Company at such dates and for such periods.  The Company had at said dates no liabilities or obligations of any kind, contingent or otherwise, not reflected in Exhibit B.  Except as shown in Exhibit B, the Company owns outright each asset or item of property reflected therein, free of all liens, claims and encumbrances.  Since said dates and periods, there has been no material adverse change in the financial condition, assets or liabilities of the Company.

(m)  The financial statements, balance sheets and other information pertaining to Seller set forth in Exhibit C hereto are true, correct and complete as of the dates and for the periods set forth therein; have been prepared in accordance with generally accepted accounting principles consistently applied; and fairly represent the financial position of Seller at such dates and for such periods.  Seller had at said dates no liabilities or obligations of any kind, contingent or otherwise, not reflected in Exhibit C.  Except as shown in Exhibit C, Seller owns outright each asset or item of property reflected therein, free of all liens, claims and encumbrances.  Since said dates and periods, there has been no material adverse change in the financial condition, assets or liabilities of Seller.

8.  Representations and Warranties of Purchaser.  Purchaser represents and warrants to Seller as follows:

(a)  Purchaser is a corporation duly organized and validly existing under the laws of Delaware, and is duly qualified to do business in the State of New York.  Purchaser has full power and authority to carry out and perform its undertakings and obligations as provided herein.  The execution and delivery by Purchaser of this agreement and the consummation of the transactions contemplated herein have been duly authorized by the Board of Directors of Purchaser and will not conflict with or breach any provision of the Certificate of Incorporation or Bylaws of Purchaser.

(b)  No action, approval, consent or authorization of any governmental authority is necessary for Purchaser to consummate the transactions contemplated hereby.

(c) Purchaser qualifies as an operating company and is not a “shell company” as defined in RULE 12b-2 of the EXCHANGE ACT and will provide legal opinion at time of closing to confirm this fact.

9.  No Other Representations.  Purchaser acknowledges that neither Seller nor any representative or agent of Seller has made any representation or warranty (expressed or implied) regarding the Company, or any matter or thing affecting or relating to this Agreement, except as specifically set forth in this Agreement.  Seller shall not be liable or bound in any manner by any oral or written statement, representation, warranty, agreement or information pertaining to the Company or this agreement furnished by any broker, agent or other person, unless specifically set forth in this Agreement.

10.  Conduct of the Business.  Seller, until the closing, shall:

(a)  conduct the business in the normal, useful and regular manner;

(b)  use his best efforts to preserve the business and the goodwill of the customers and suppliers of the business and others having relations with Seller; and

(c)  give Purchaser and its duly designated representatives reasonable access to the premises of the Company and the books and records of the Company, and furnish to Purchaser such data and information pertaining to the Company as Purchaser from time to time reasonably may request.

Unless and until the closing shall take place, Purchaser shall hold in confidence all information obtained in connection with this agreement, and, if for any reason the closing shall not take place, Purchaser shall return to Seller all documents received hereunder.

11.  Conditions to Closing.  The obligations of the parties to close hereunder are subject to the following conditions:

(a)  All of the terms, covenants and conditions to be complied with or performed by the other party under this agreement on or before the closing shall have been complied with or performed in all material respects.

(b)  All representations or warranties of the other party herein are true in all material respects as of the closing date.

(c)  On the closing date, there shall be no liens or encumbrances against the Company, except as may be provided for herein.

If Purchaser shall be entitled to decline to close the transactions contemplated by this agreement, but Purchaser nevertheless shall elect to close, Purchaser shall be deemed to have waived all claims of any nature arising from the failure of Seller to comply with the conditions or other provisions of this agreement of which Purchaser shall have actual knowledge at the closing.

12.  Brokerage.  The parties hereto represent and warrant to each other that they have not dealt with any broker or finder in connection with this agreement or the transactions contemplated hereby, with the exception of Keystone Capital Resources, LLC, and no broker or any other person is entitled to receive any brokerage commission, finder's fee or similar compensation in connection with this agreement or the transactions contemplated hereby.  Each of the parties shall indemnify and hold the other harmless from and against all liability, claim, loss, damage or expense, including reasonable attorneys' fees, pertaining to any broker, finder or other person with whom such party has dealt.

13.  Notices.  All notices, demands and other communications required or permitted to be given hereunder shall be in writing and shall be deemed to have been properly given if delivered by hand or by Federal Express courier or by registered or certified mail, return receipt requested, with postage prepaid, to Seller or Purchaser, as the case may be, at their addresses first above written, or at such other addresses as they may designate by notice given hereunder.

14.  Survival.  The representations, warranties and covenant contained herein shall survive the delivery of the Bill of Sale and shall continue in full force and effect after the closing, except to the extent waived in writing.

15.  Further Assurances.  In connection with the transactions contemplated by this agreement, the parties agree to execute and deliver such further instruments, and to take such further actions, as may be reasonably necessary or proper to effectuate and carry out the transactions contemplated in this agreement.

16.  Entire Agreement.  This agreement contains all of the terms agreed upon between Seller and Purchaser with respect to the subject matter hereof.  This agreement has been entered into after full investigation.  All prior oral or written statements, representations, promises, understandings and agreements of Seller and Purchaser are merged into and superseded by this agreement, which alone fully and completely expresses their agreement.

17.  Changes Must Be In Writing.  No delay or omission by either Seller or Purchaser in exercising any right shall operate as a waiver of such right or any other right.  This agreement may not be altered, amended, changed, modified, waived or terminated in any respect or particular unless the same shall be in writing signed by the party to be bound.  No waiver by any party of any breach hereunder shall be deemed a waiver of any other or subsequent breach.

18.  Captions And Exhibits.  The captions in this agreement are for convenience only and are not to be considered in construing this agreement.  The Exhibits annexed to this agreement are an integral part of this agreement, and where there is any reference to this agreement it shall be deemed to include said Exhibits.

19.  Governing Law.  This agreement shall be governed by and construed in accordance with the laws of the State of New York.  If any provisions of this agreement shall be unenforceable or invalid, such unenforceability or invalidity shall not affect the remaining provisions of this agreement.
20.  Binding Effect.  This agreement shall not be considered an offer or an acceptance of an offer by Seller, and shall not be binding upon Seller until executed and delivered by both Seller and Purchaser.  Upon such execution and delivery, this agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, executors, administrators, successors and permitted assigns.  This agreement may be executed in counterparts.

IN WITNESS WHEREOF, the parties have executed this agreement as of the date first above written.

Darren A. Krantz, Sole Member,
Consumer Products Services, LLC

GLOBAL DYNAMICS CORP.

By
Margalit Yosef, President

EXHIBIT A-1

Equipment

EXHIBIT A-2

Vehicles

EXHIBIT A-3

Improvements

EXHIBIT A-4

The Leases

EXHIBIT A-5

Contracts

EXHIBIT B

Financial Statements Of The Company

EXHIBIT C

Financial Statements Of Seller